Exhibit 4.9

Form of Power of Attorney

Date: [Execution Date]

We, [Name of the VIE Shareholders] (with Identification Card No.: ******************), citizens of the People’s Republic of China (“China”), and joint holders of 100% of the entire registered capital in [Name of VIE] (“Our Shareholding”), hereby irrevocably authorize [Name of WFOE] (the “WFOE”) to exercise the following rights relating to Our Shareholding during the term of this Power of Attorney:

The WFOE is hereby authorized to act on behalf of ourselves as our exclusive agent and attorney with respect to all matters concerning our Shareholding, including without limitation to: 1) propose, convene and attend shareholders’ meetings of [Name of VIE]; 2) exercise all the shareholder’s rights and shareholder’s voting rights I am entitled to under the laws of China and [Name of VIE]’s Articles of Association, including but not limited to the sale or transfer or pledge or disposition of our Shareholding in part or in whole; 3) designate and appoint on behalf of ourselves the legal representative (chairperson), the director, supervisor, the chief executive officer (or general manager) and other senior management members of [Name of VIE]; and 4) obtain the information with respect to the operation, business, clients, finance, employees and other relevant information of [Name of VIE] and inspect related records and materials.

Without limiting the generality of the powers granted hereunder, the WFOE shall have the power and authority under this Power of Attorney to execute the Transfer Agreements stipulated in Exclusive Purchase Option Agreement, to which we are required to be a party, on behalf of ourselves, and to effect the terms of the Equity Pledge Agreement and Exclusive Purchase Option Agreement, both dated the date hereof, to which we are parties.

All the actions associated with Our Shareholding conducted by the WFOE shall be deemed as our own actions, and all the documents related to Our Shareholding executed by the WFOE shall be deemed to be executed by me. When acting in respect of any and all of the aforementioned matters, the WFOE may act at its own discretion and does not need to seek our prior consent. We hereby acknowledge and ratify those actions and/or documents by the WFOE.

The WFOE is entitled to re-authorize or assign its rights related to the aforesaid matters to any other person or entity at its own discretion and without giving prior notice to us or obtaining our consent.

So long as we are shareholders of [Name of VIE], this Power of Attorney shall be irrevocably and continuously valid and effective from the date of its execution, unless the WFOE issues adverse instructions in writing. Once the WFOE instructs us in writing to terminate this Power of Attorney in whole or in part, we will immediately withdraw the authorization herein granted to the WFOE and execute power(s) of attorney in the same format of this Power of Attorney, granting to other persons nominated by the WFOE the same authorization under this Power of Attorney.

During the term of this Power of Attorney, we hereby waive all the rights associated with Our Shareholding, which have been authorized to the WFOE through this Power of Attorney, and shall not exercise such rights by ourselves.

This Power of Attorney is written in Chinese and English with equal legal validity; in case there is any conflict between the Chinese version and the English version, the Chinese version shall prevail.

[The space below is intentionally left blank.]

Name:
By:

2

Schedule of Material Differences

The VIE Shareholders of each VIE as set out below grant power of attorney to Beijing Rongqiniu Information Technology Co., Ltd., Beijing Rongsanliuling Information Technology Co., Ltd. or Hangzhou Magnet Technology Co., Ltd., as applicable, the WFOE, using this form. Pursuant to Instruction ii to Item 601 of Regulation S-K, the Registrant may only file this form as an exhibit with a schedule setting forth the material details in which the executed agreements differ from this form:

No.	Name of WFOE	Name of VIE Shareholder	Name of Variable Interest Entity (the “VIE”)	Execution Date
1	Beijing Rongqiniu Information Technology Co., Ltd.	Ye, Huijing, Lu Jiayan, Liu Caofeng	Beijing Rongdiandian Information Technology Co., Ltd. (“RDD”)	April 3, 2019(1)
2	Beijing Rongqiniu Information Technology Co., Ltd.	Li Hui; Liu Yang	Beijing Kartner Information Technology Co., Ltd.(2)	October 1, 2018
3	Beijing Rongsanliuling Information Technology Co., Ltd.	Zhu Xiang; Huang Dan	Beijing Guangkezhixun Information Technology Co., Ltd.	October 1, 2019
4	Hangzhou Magnet Technology Co., Ltd.	Hangzhou Magic Ant Investment Management Partnership (limited partnership); Lu Tingxin	Hangzhou Scorpion Technology Co., Ltd.	May 31, 2018
5	Beijing Rongqiniu Information Technology Co., Ltd.	Hu Xiaoqing; Gao Yuexuan	Beijing Tianyi Chuangshi Technology Co., Ltd.	January 1, 2020

Notes:

(1)

On April 3, 2019, one of the previous shareholders of RDD transferred her equity holdings in RDD to Ye Huijing. Concurrent with the completion of such equity transfer in RDD, the previous power of attorney of the same form granted by RDD’s previous shareholders on September 29, 2017 was terminated and this new power of attorney was granted by RDD’s new shareholders.

(2)	Beijing Kartner Information Technology Co., Ltd. was formerly known as Beijing Xiaokayingjia Technology Co. Ltd.